Exhibit 99.1

Condensed Consolidated Balance Sheets (Unaudited)

(in CHF thousands)

Balance Sheets	Notes	As of September 30, 2021	As of December 31, 2020
ASSETS
Non-current assets
Property, plant and equipment	5	5,054	4,416
Right-of-use assets	6	2,572	2,223
Long-term accrued income	3	31	—
Long-term financial assets	8	363	334
Total non-current assets		8,020	6,973

Current assets
Prepaid expenses	7	1,935	3,954
Short-term accrued income	3	92	1,591
Other current receivables		341	329
Derivative financial assets	9	4,424	—
Short-term financial assets	8	95,000	65,000
Cash and cash equivalents	8	93,584	160,893
Total current assets		195,376	231,767
Total assets		203,396	238,740

SHAREHOLDERS’ EQUITY AND LIABILITIES

Shareholders’ equity
Share capital		1,589	1,538
Share premium		359,421	346,890
Treasury shares	10	(124)	(100)
Accumulated losses		(181,665)	(132,850)
Total shareholders’ equity		179,221	215,478

Non-current liabilities
Long-term deferred income	3	31	—
Long-term lease liabilities	6	1,992	1,780
Net employee defined-benefit liabilities		7,929	7,464
Total non-current liabilities		9,952	9,244

Current liabilities
Trade and other payables		215	2,184
Accrued expenses		13,308	11,085
Short-term deferred income	3	123	306
Short-term lease liabilities	6	577	443
Total current liabilities		14,223	14,018
Total liabilities		24,175	23,262
Total shareholders’ equity and liabilities		203,396	238,740

The accompanying notes form an integral part of these Interim Condensed Consolidated Financial Statements (Unaudited).

Condensed Consolidated Statements of Income/(Loss) (Unaudited)

(in CHF thousands except for share and per share data)

		For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	Notes	2021	2020	2021	2020
Revenue
Contract revenue	3	—	1,123	—	14,487
Total revenue		—	1,123	—	14,487

Operating expenses
Research & development expenses		(15,118)	(15,518)	(42,158)	(43,536)
General & administrative expenses		(5,420)	(4,892)	(14,993)	(13,553)
Other operating income/(expense)	3	255	482	928	807
Total operating expenses		(20,283)	(19,928)	(56,223)	(56,282)
Operating loss		(20,283)	(18,805)	(56,223)	(41,795)

Financial income	9	4,424	—	4,424	78
Financial expense		(181)	(46)	(408)	(159)
Exchange differences		122	(143)	487	(545)
Finance result, net	11	4,365	(189)	4,503	(626)

Loss before tax		(15,918)	(18,994)	(51,720)	(42,421)
Income tax expense		—	—	—	—
Loss for the period		(15,918)	(18,994)	(51,720)	(42,421)

Loss per share:	4
Basic and diluted loss for the period attributable to equity holders		(0.22)	(0.26)	(0.71)	(0.59)

Condensed Consolidated Statements of Comprehensive Income/(Loss) (Unaudited)	For the Three Months ended September 30,		For the Nine Months ended September 30,
(in CHF thousands)	2021	2020	2021	2020

Loss for the period	(15,918)	(18,994)	(51,720)	(42,421)
Items that may be reclassified to income or loss in subsequent periods (net of tax):
Currency translation differences	—	—	—	—
Items that will not be reclassified to income or loss in subsequent periods (net of tax):
Re-measurement losses on defined-benefit plans	—	—	—	—
Other comprehensive income/(loss)	—	—	—	—
Total comprehensive loss, net of tax	(15,918)	(18,994)	(51,720)	(42,421)

The accompanying notes form an integral part of these Interim Condensed Consolidated Financial Statements (Unaudited).

Condensed Consolidated Statements of Changes in Equity (Unaudited)

(in CHF thousands)

	Notes	Share capital	Share premium	Treasury shares	Accumulated losses	Total
Balance as of January 1, 2020		1,437	346,526	—	(75,521)	272,442
Net loss for the period		—	—	—	(42,421)	(42,421)
Other comprehensive income/(loss)		—	—	—	—	—
Total comprehensive loss		—	—	—	(42,421)	(42,421)
				—
Share-based payments		—	—	—	3,079	3,079
Issuance of shares, net of transaction costs:
held as treasury shares, net of transaction costs		100	—	(100)	—	—
restricted share awards		—	175	—	(175)	—
exercise of options		2	141	—	—	143
Balance as of September 30, 2020		1,539	346,842	(100)	(115,038)	233,243

	Notes	Share capital	Share premium	Treasury shares	Accumulated losses	Total
Balance as of January 1, 2021		1,538	346,890	(100)	(132,850)	215,478
Net loss for the period		—	—	—	(51,720)	(51,720)
Other comprehensive income/(loss)		—	—	—	—	—
Total comprehensive loss		—	—	—	(51,720)	(51,720)
				—
Share-based payments		—	—	—	3,081	3,081
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs	10	—	12,097	24	—	12,121
Issuance of shares, net of transaction costs:
held as treasury shares	10	48	—	(48)	—	—
restricted share awards		1	169	—	(176)	(6)
exercise of options		2	265	—	—	267
Balance as of September 30, 2021		1,589	359,421	(124)	(181,665)	179,221

The accompanying notes form an integral part of these Interim Condensed Consolidated Financial Statements (Unaudited).

Condensed Consolidated Statements of Cash Flows (Unaudited)

(in CHF thousands)

		For the Nine Months Ended September 30,
	Notes	2021	2020
Operating activities
Loss for the period		(51,720)	(42,421)
Adjustments to reconcile net loss for the period to net cash flows:
Depreciation of property, plant and equipment	5	1,411	1,127
Depreciation of right-of-use assets	6	367	323
Finance (income)/expense, net	11	(4,954)	399
Share-based compensation expense		3,081	3,079
Change in net employee defined benefit liability		465	544
Interest expense	11	402	152
Changes in working capital:
Decrease/(increase) in prepaid expenses	7	1,900	(68)
Decrease in accrued income	3	1,447	151
(Increase) in other current receivables		(11)	(9)
Increase/(decrease) in accrued expenses		2,128	(827)
(Decrease) in deferred income	3	(141)	(3,390)
(Decrease)/increase in trade and other payables		(1,897)	943
Cash used in operating activities		(47,522)	(39,997)
Interest income		—	78
Interest paid		(334)	(228)
Finance costs		(5)	(7)
Net cash flows used in operating activities		(47,861)	(40,154)

Investing activities
Short-term financial assets, net	8	(30,000)	25,000
Purchases of property, plant and equipment	5	(1,913)	(837)
Rental deposits	8	(29)	—
Net cash flows (used in)/provided by investing activities		(31,942)	24,163

Financing activities
Repayment of short-term financing obligation		—	(263)
Principal payments of lease obligations	6	(369)	(323)
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs	10	12,121	100
Proceeds from issuance of common shares		261	143
Net cash flows provided by/(used in) financing activities		12,013	(343)

Net decrease in cash and cash equivalents		(67,790)	(16,334)

Cash and cash equivalents at January 1		160,893	193,587
Exchange gain/(loss) on cash and cash equivalents		481	(686)
Cash and cash equivalents at September 30		93,584	176,567
Net decrease in cash and cash equivalents		(67,790)	(16,334)

 Additional Information:

For the nine months ended September 30, 2021, the acquisition of CHF 0.1 million of property, plant and equipment was non-paid and recorded within accrued expenses.

The accompanying notes form an integral part of these Interim Condensed Consolidated Financial Statements (Unaudited).

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)
(in CHF thousands, except share and per share amounts)

1.	Corporate information

AC Immune SA (together with its subsidiaries, “AC Immune,” “ACIU,” “Company,” “we,” “our,” “ours,” or “us”) was founded in 2003. The Company controls a fully-owned subsidiary, AC Immune USA, Inc. (“AC Immune USA” or “Subsidiary”), which was registered and organized under the laws of Delaware, USA in June 2021. The Company and its Subsidiary form the Group (See “Note 2. Basis of preparation and changes to the Company’s accounting policies”).

AC Immune SA is a clinical-stage biopharmaceutical company leveraging our two proprietary technology platforms to discover, design and develop novel proprietary medicines and diagnostics for prevention and treatment of neurodegenerative diseases (NDD) associated with protein misfolding. Misfolded proteins are generally recognized as the leading cause of NDD, such as Alzheimer’s disease (AD) and Parkinson’s disease (PD), with common mechanisms and drug targets, such as amyloid beta (Abeta), Tau, alpha-synuclein (a-syn) and TDP-43. Our corporate strategy is founded upon a three-pillar approach that targets (i) AD, (ii) focused non-AD NDD including Parkinson’s disease, LATE and NeuroOrphan indications and (iii) diagnostics. We use our two unique proprietary platform technologies, SupraAntigen (conformation-specific biologics) and Morphomer (conformation-specific small molecules), to discover, design and develop novel medicines and diagnostics to target misfolded proteins.

The Interim Condensed Consolidated Financial Statements of AC Immune SA as of and for the three and nine months ended September 30, 2021 were authorized for issuance by the Company’s Audit and Finance Committee on November 3, 2021.

2.	Basis of preparation and changes to the Company’s accounting policies

Statement of compliance

These Interim Condensed Consolidated Financial Statements as of September 30, 2021 and for the three and nine months ended September 30, 2021 and 2020, have been prepared in accordance with International Accounting Standard 34 (IAS 34), Interim Financial Reporting, and such financial information should be read in conjunction with the audited financial statements in AC Immune’s Annual Report on Form 20-F for the year ended December 31, 2020, and any public announcements made by the Company during the interim reporting period.

Basis of measurement

These Interim Condensed Consolidated Financial Statements have been prepared under the historical cost convention except for items that are required to be accounted for at fair value.

Functional and reporting currency

These Interim Condensed Consolidated Financial Statements and accompanying notes are presented in Swiss Francs (“CHF”), which is AC Immune SA’s functional currency and the Group’s reporting currency. The Company’s subsidiary has a functional currency of the US Dollar (“USD”). The following exchange rates have been used for the translation of the financial statements of AC Immune USA:

	For the Three Months Ended September 30,
	2021	2020
CHF/USD
Closing rate, USD 1	0.943	—
Weighted average exchange rate, USD 1	0.927	—

	For the Nine Months Ended September 30,
	2021	2020
Weighted average exchange rate, USD 1	0.920	—

Basis of consolidation

The Company wholly owns its Subsidiary and fully consolidates its financial statements into these Interim Condensed Consolidated Financial Statements.

Critical judgments and accounting estimates

The preparation of the Company’s Interim Condensed Consolidated Financial Statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the amounts reported in the Interim Condensed Consolidated Financial Statements and accompanying notes, and the related application of accounting policies as it relates to the reported amounts of assets, liabilities, income and expenses.

The areas in which the Company has had to make judgments, estimates and assumptions relate to (i) revenue recognition on licensing and collaboration agreements (LCAs), (ii) clinical development accruals, (iii) net employee defined-benefit liability, (iv) income taxes, (v) share-based compensation, (vi) right-of-use assets and lease liabilities and (vii) derivative financial instruments. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised.

Fair value of financial assets and liabilities

The Company’s financial assets and liabilities are composed of receivables, short-term financial assets, cash and cash equivalents, derivative financial instruments, trade payables and lease liabilities. The fair value of these financial instruments approximate their respective carrying values due to the short-term maturity of these instruments, and are held at their amortized cost in accordance with IFRS 9, unless otherwise explicitly noted.

Derivative Financial Instruments

The Company entered into two convertible notes in July 2021, which were subject to closing conditions that were fully met subsequent to the period ended September 30, 2021. These convertible notes each had a derivative conversion feature which is remeasured to fair value at each reporting date. The (i) investors’ call options represent derivative liabilities and the (ii) Company’s put options represent derivative assets. The Company determined that these derivatives have the same risk exposure and are recorded net as derivative financial assets in the balance sheets. These instruments are classified as non-equity in accordance with IFRS 9. The changes in the fair value at each period end (gains or losses) of the derivative conversion features are recorded in the statements of income/(loss) within financial income.

The Company used the Black-Scholes option pricing model to calculate the fair value of the derivative financial instruments. The valuation of these instruments are classified as Level 2 of the valuation hierarchy set out below.

The different levels of the valuation hierarchy have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly (for example, as prices) or indirectly (for example, derived from prices);

•	Level 3: inputs for the asset or liability that are not based on observable market data.

There were no transfers between the respective levels during the period.

Accounting policies, new standards, interpretations and amendments adopted by the Company

The accounting policies adopted in the preparation of the Interim Condensed Consolidated Financial Statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2020.

The Company has not adopted any other standard, interpretation or amendment that has been issued but is not yet effective. Such standards are not currently expected to have a material impact on the entity in the current or future reporting periods, and on foreseeable future transactions.

Going concern

The Company believes that it will be able to meet all of its obligations as they fall due for at least 12 months from September 30, 2021, after considering the Company’s cash position of CHF 93.6 million and short-term financial assets of CHF 95.0 million as of September 30, 2021. Hence, the unaudited Interim Condensed Consolidated Financial Statements have been prepared on a going-concern basis.

To date, the Company has financed its cash requirements primarily from its public offerings, share issuances, contract revenues from license and collaboration agreements and grants. The Company is a clinical-stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company’s business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection; (ii) enter into collaborations with partners in the pharmaceutical and biopharmaceutical industries; (iii) successfully move its product candidates through clinical development; (iv) attract and retain key personnel; and (v) acquire capital to support its operations.

In addition to the foregoing, based on the Company’s current assessment, the Company does not expect any material impact on its long-term development timeline, its liquidity or ability to remain a going concern due to the worldwide spread of the Covid-19 virus. The Company continues to assess the effect on its operations by carefully monitoring the spread of Covid-19 and taking appropriate steps intended to offset any negative impacts from the Covid-19 virus.

3.	Contract revenues

For the three and nine months ended September 30, 2021, AC Immune generated no contract revenues compared with CHF 1.1 million and CHF 14.5 million for the comparable periods in 2020, respectively. This represents a decrease of CHF 1.1 million and CHF 14.5 million, respectively.

	For the Three Months Ended September 30,
in CHF thousands	2021	2020
Eli Lilly and Company	—	1,123
Genentech	—	—
Janssen	—	—
Total contract revenue	—	1,123

	For the Nine Months Ended September 30,
in CHF thousands	2021	2020
Eli Lilly and Company	—	14,063
Genentech	—	—
Janssen	—	424
Total contract revenue	—	14,487

The following table presents changes in the Company’s contract assets and liabilities during the nine months ended September 30, 2021 and 2020:

in CHF thousands	Balance at the beginning of the reporting period	Additions	Deductions	Balance at the end of the reporting period
Nine months ended September 30, 2021
Accrued income	1,591	781	(2,249)	123
Deferred income	306	781	(933)	154

Nine months ended September 30, 2020:
Accrued income	1,095	1,707	(1,858)	944
Deferred income	4,477	1,473	(4,870)	1,080

During the three and nine months ended September 30, 2021 and 2020, the Company recognized the following contract revenues as a result of changes in the contract asset and the contract liability balances in the respective periods:

	For the Three Months Ended September 30,
in CHF thousands	2021	2020
Revenue recognized in the period from:
Amounts included in the contract liability at the beginning of the period	—	1,123
Performance obligations satisfied in previous periods	—	—

	For the Nine Months Ended September 30,
in CHF thousands	2021	2020
Revenue recognized in the period from:
Amounts included in the contract liability at the beginning of the period	—	4,194
Performance obligations satisfied in previous periods	—	10,000

3.1	Licensing and collaboration agreements

For a discussion of our licensing and collaboration agreements for the fiscal year ended December 31, 2020, please refer to Note 12.1 “Licensing and Collaboration agreements” of our Annual Report on Form 20-F for the year ended December 31, 2020 filed on March 23, 2021.

As it relates to revenue recognition, there have been no significant events or transactions associated with our license and collaboration agreements that have occurred for the three and nine months ended September 30, 2021.

3.2	Grant income

Grants from the Michael J. Fox Foundation

For a discussion of our Grants from the Michael J. Fox Foundation (“MJFF”) for the fiscal year ended

December 31, 2020, please refer to Note 12.2 “Grant Income” of our Annual Report on Form 20-F for the year ended December 31, 2020 filed on March 23, 2021.

For the three months ended September 30, 2021 and 2020, the Company has recognized CHF 0.2 million and CHF 0.5 million in grant income, respectively. For the nine months ended September 30, 2021 and 2020, the Company has recognized CHF 0.8 million and CHF 0.8 million in grant income, respectively.

Grant from the Target ALS Foundation

In Q1 2021, AC Immune was awarded a USD 0.3 (CHF 0.2) million grant from the Target ALS Foundation (“Target ALS”). This grant funds a collaboration between the Company and the Investigators at the Healey Center for ALS at Massachusetts General Hospital (“MGH”) to accelerate the development of the Company’s proprietary immunoassays to detect disease-associated forms of TDP-43 in CSF and blood samples.

For the three months ended September 30, 2021 and 2020, the Company recognized less than CHF 0.1 million and nil in grant income, respectively. For the nine months ended September 30, 2021 and 2020, the Company recognized CHF 0.1 million and nil in grant income, respectively. As of September 30, 2021, the Company recorded CHF 0.1 million in short-term accrued income and less than CHF 0.1 million in long-term accrued income, and CHF 0.1 million in short-term and less than CHF 0.1 million in long-term deferred income, respectively.

4.	Loss per share

	For the Three Months Ended September 30,
in CHF thousands except for share and per share data	2021	2020
Loss per share (EPS)
Numerator
Net loss attributable to equity holders of the Company	(15,918)	(18,994)
Denominator
Weighted-average number of shares outstanding used to compute EPS basic and diluted attributable to equity holders	72,887,967	71,925,009
Basic and diluted loss per share for the period attributable to equity holders	(0.22)	(0.26)

	For the Nine Months Ended September 30,
in CHF thousands except for share and per share data	2021	2020
Loss per share (EPS)
Numerator
Net loss attributable to equity holders of the Company	(51,720)	(42,421)
Denominator
Weighted-average number of shares outstanding used to compute EPS basic and diluted attributable to equity holders	72,638,698	71,888,273
Basic and diluted loss per share for the period attributable to equity holders	(0.71)	(0.59)

Potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

	For the Three Months Ended September 30,
	2021	2020
Share options issued and outstanding	1,267,924	930,921
Restricted share awards subject to future vesting	1,244	24,510

	For the Nine Months Ended September 30,
	2021	2020
Share options issued and outstanding	1,172,439	837,608
Restricted share awards subject to future vesting	8,106	31,397

5.	Property, plant and equipment

The following table shows the movement in the net book values of property, plant and equipment for the nine months ended September 30, 2021:

	As of September 30, 2021
in CHF thousands	Furniture	IT Equipment	Lab Equipment	Leasehold Improvements	Total
Acquisition Cost
Balance at December 31, 2020	214	1,497	7,958	464	10,133
Acquisitions	47	220	1,502	280	2,049
Disposals	—	—	(16)	—	(16)
Balance at September 30, 2021	261	1,717	9,444	744	12,166

Accumulated depreciation
Balance at December 31, 2020	(61)	(970)	(4,405)	(281)	(5,717)
Depreciation expense	(33)	(265)	(1,039)	(74)	(1,411)
Disposals	—	—	16	—	16
Balance at September 30, 2021	(94)	(1,235)	(5,428)	(355)	(7,112)

Carrying Amount
December 31, 2020	153	527	3,553	183	4,416
September 30, 2021	167	482	4,016	389	5,054

AC Immune continues to enhance its laboratory equipment to support its R&D functions. This effort has continued since the year ended December 31, 2020, with CHF 1.7 million invested in lab equipment, including the expansion of our leased lab space, and IT equipment, representing an increase of 18.2%.

6.	Right-of-use assets and lease liabilities

AC Immune recognized additions of CHF 0.7 million for right-of-use of leased assets for the nine months ended September 30, 2021, predominantly associated with the remeasurement and expansion of our leased office space.

Regarding lease liabilities, the amortization depends on the rate implicit in the contract or the incremental borrowing rate for the respective lease component. The weighted averages of the incremental borrowing rates are 2.5% for buildings, 5% for office equipment and 2.6% for IT equipment, respectively.

The following table shows the movements in the net book values of right-of-use of leased assets for the nine months ended September 30, 2021:

in CHF thousands	Buildings	Office Equipment	IT Equipment	Total
Balance as of December 31, 2020	2,106	63	54	2,223
Additions	670	57	—	727
Disposals	—	(11)	—	(11)
Depreciation	(341)	(15)	(11)	(367)
Balance as of September 30, 2021	2,435	94	43	2,572

There are no variable lease payments that are not included in the measurement of lease obligations. All extension options have been included in the measurement of lease obligations.

For the three and nine months ended September 30, 2021, and 2020, the impact on the Company’s statements of income/(loss) and statements of cash flows is as follows:

	For the Three Months Ended September 30,
in CHF thousands	2021	2020
Statements of income/(loss)
Depreciation of right-of-use assets	141	108
Interest expense on lease liabilities	17	13
Expense for short-term leases and leases of low value	231	154
Total	389	275

Statements of cash flows
Total cash outflow for leases	389	275

	For the Nine Months Ended September 30,
in CHF thousands	2021	2020
Statements of income/(loss)
Depreciation of right-of-use assets	367	323
Interest expense on lease liabilities	47	41
Expense for short-term leases and leases of low value	587	449
Total	1,001	813

Statements of cash flows
Total cash outflow for leases	1,001	813

The Company’s statements of cash flow were impacted by a shift from cash generated from operations of CHF 0.4 million and CHF 0.3 million to net cash used in financing activities for the nine months ended September 30, 2021, and 2020, respectively.

The following table presents the contractual undiscounted cash flows for lease obligations as of September 30, 2021:

in CHF thousands	As of September 30, 2021
Less than one year	637
1-3 years	1,264
3-5 years	817
Total	2,718

The Company also has deposits in escrow accounts totaling CHF 0.4 million and CHF 0.3 million for leases of the Company’s premises as of September 30, 2021 and December 31, 2020, respectively.

7.	Prepaid expenses

Prepaid expenses include prepaid R&D costs, administrative costs and net employee defined benefit liability expenses totaled CHF 1.9 million and CHF 4.0 million as of September 30, 2021 and December 31, 2020, respectively.

8.	Cash and cash equivalents and financial assets

The following table summarizes AC Immune’s cash and cash equivalents and short-term financial assets as of September 30, 2021 and December 31, 2020:

	As of
in CHF thousands	September 30, 2021	December 31, 2020
Cash and cash equivalents	93,584	160,893
Total	93,584	160,893

	As of
in CHF thousands	September 30, 2021	December 31, 2020
Short-term financial assets due in one year or less	95,000	65,000
Total	95,000	65,000

For the nine months ended September 30, 2021, the Company purchased a net CHF 30.0 million in short-term financial assets.

9.	Derivative financial instruments

On July 27, 2021, AC Immune announced it had entered into an Asset Purchase and Contribution in Kind Agreement (Asset Purchase Agreement) to acquire Affiris AG’s (Affiris) program portfolio of therapeutics targeting a-syn, notably PD01, a clinically-validated active vaccine candidate for the treatment of Parkinson’s disease (Transferred Assets). Concurrently, the Company entered into two separate Convertible Note Agreements with entities affiliated with each of Athos Service GmbH and First Capital Partner GmbH (collectively, the Investors), both of which entities are shareholders of Affiris. Each Convertible Note Agreement provides for the sale of an unsecured subordinated Convertible Note of the Company with an aggregate principal amount of USD 12.5 (CHF 11.7) million, for a total net amount of USD 25.0 (CHF 23.3) million.

The Convertible Notes are convertible into a total of 3,026,634 common shares at any time at the option of the Investors or of the Company at a conversion price of USD 8.26, subject to certain conversion price adjustments for changes in the market price of our common shares. This conversion option may be exercised by either the Investors or the Company until July 16, 2022 (the “Conversion Period”). If the Convertible Notes are not converted during the Conversion Period, the Company is required to repay them on July 26, 2022. The Convertible Notes do not permit partial conversion by either the Investors or the Company and do not bear interest.

These options to convert are derivative financial instruments prior to disbursement of funds from the Investors at which point they will be considered embedded derivatives. As of September 30, 2021, the Company uses the Black-Scholes model to value these instruments. The inputs for the valuation as of September 30, 2021 were as follows:

As of
September 30, 2021
Exercise price	USD 8.26
Share Price	USD 6.71
Risk-free interest rate	0%
Expected volatility	80%
Expected term	10 months
Dividend yield	—

The Company calculated both the value of the investor call option derivative liabilities and the Company’s put option derivative assets. The net of this yielded derivative financial assets of USD 4.7 (CHF 4.4) million as of September 30, 2021.

Subsequent to the period end, the Convertible Notes and derivative financial assets were fully settled and there is no further equity or cash consideration due to the Investors thereunder. See “Note 12. Subsequent events.”

10.	Share capital and public offerings

In Q3 2020, AC Immune issued 5,000,000 common shares with a nominal value of CHF 0.02, which were held as treasury shares. The Company also established an “at the market offering program” (“ATM”) for the sale of up to USD 80.0 (CHF 74.5) million worth of our common shares issued from time to time by entering into an Open Market Sales Agreement (“Sales Agreement”) with Jefferies LLC (“Jefferies”) as the sales agent under a prior registration statement on Form F-3 which expired in Q2 2021.

In Q1 2021, the Company sold 764,977 common shares previously held as treasury shares pursuant to the Sales Agreement, raising USD 8.8 (CHF 8.0) million, net of underwriting fees.

In Q2 2021, the Company filed a new registration statement on Form F-3 and an accompanying prospectus supplement in order to renew its ATM program. The Company also entered into a second Open Market Sales Agreement (the “New Sales Agreement”) with Jefferies to continue the ATM program. Finally, the Company sold 7,650 commons shares previously held as treasury shares pursuant to the Sales Agreement, raising USD 0.1 (CHF 0.1) million, net of underwriting fees.

In Q3, 2021, the Company issued 2,393,160 common shares with a nominal value of CHF 0.02 to be held as treasury shares. Additionally, the Company sold 398,916 common shares previously held as treasury shares pursuant to the Sales Agreement, raising USD 4.7 (CHF 4.3) million, net of underwriting fees.

For the nine months ended September 30, 2021, the Company has sold 1,171,543 common shares previously held as treasury shares pursuant to the New Sales Agreement, raising USD 13.6 (CHF 12.3) million, net of underwriting fees. We paid commissions to Jefferies totaling USD 0.4 (CHF 0.4) million as of September 30, 2021, for share issuances in accordance with our ATM programs.

As a result of these issuances and sales, the Company has 6,221,617 treasury shares remaining.

11.	Finance result, net

For the three months ended September 30, 2021 and 2020, AC Immune recorded CHF 4.4 million in net financial gains and CHF 0.2 million in net financial losses, respectively. The Company recorded CHF 4.4 million in finance income associated with the change in fair value of derivative financial assets. Additionally, the Company recorded CHF 0.2 million in interest expense and CHF 0.1 million in foreign currency gains in the period.

For the nine months ended September 30, 2021 and 2020, the Company recorded CHF 4.5 million in net financial gains and CHF 0.6 million in net financial losses, respectively. The Company recorded CHF 4.4 million in finance income associated with the change in fair value of derivative financial assets. Additionally, the Company recorded CHF 0.4 million in interest expense and CHF 0.5 million in foreign currency gains in the period.

12.	Subsequent events

Management has evaluated subsequent events after the balance sheet date, through the issuance of these Interim Condensed Consolidated Financial Statements, for appropriate accounting and disclosures.

On October 13, 2021, AC Immune announced it had closed its acquisition with Affiris for the program portfolio of therapeutics targeting a-syn, notably PD01, a clinically-validated active vaccine candidate for the treatment of Parkinson’s disease. The Company acquired the Transferred Assets for USD 53.7 (CHF 50.4) million and USD 5.0 (CHF 4.7) million in cash in exchange for 7,106,840 shares.

With the closing of this transaction, the Company will record an in-process research and development (IPR&D) intangible asset associated with PD01 for USD 53.7 (CHF 50.4) million. The Company used a risk-adjusted discounted cash flow method to determine the fair value of the asset. The Company will not amortize this intangible asset as it was deemed not yet ready for use until such point when or if the asset obtains market approval.

On October 13, 2021, pursuant to the Convertible Note Agreements entered into on July 27, 2021, with entities affiliated with the Investors, the Company issued two unsecured subordinated convertible notes, each with an aggregate principal amount of USD 12.5 (CHF 11.7) million for total net proceeds of USD 25 (CHF 23.3) million.

On October 18, 2021, the Investors exercised their options to convert their respective USD 12.5 (CHF 11.7) million notes. As a result of these conversions, 1,513,317 common shares were issued to each Investor, totaling 3,026,634 common shares. The Company recorded an increase to its share capital for the nominal value of its shares and share premium for the difference associated with settlement of this liability. The Company also settled its derivative financial assets via an offset to its share premium. These convertible notes and derivative financial assets were fully settled and there is no further equity or cash consideration due to the Investors thereunder.